UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2017
FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S FULL-YEAR 2016 BUSINESS PROFIT (1) REACHED $91.5 MILLION, WITH $13.3 MILLION PROFIT RECORDED IN THE FOURTH QUARTER 2016

PANAMA CITY, REPUBLIC OF PANAMA, February 17, 2017

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the fourth quarter (“4Q16”) and full-year (“FY16”) ended December 31, 2016 (“Y/E16”).

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2016	2015	4Q16	3Q16	4Q15
Key Income Statement Highlights
Total income	$168.0	$173.9	$43.2	$43.4	$43.6
Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantees contracts	$35.1	$12.8	$18.0	$4.4	$2.5
Impairment loss (gain) from ECL on investment securities	$0.0	$5.3	$(0.3)	$(0.2)	$4.7
Operating expenses (2)	$45.8	$51.8	$12.1	$11.2	$13.1
Business Profit (1)	$91.5	$99.0	$13.3	$28.0	$25.3
Non-Core Items (3)	$(4.4)	$5.0	$0.0	$0.0	$(2.0)
Profit for the period	$87.0	$104.0	$13.3	$28.0	$23.2
Profitability Ratios
Earnings per Share ("EPS") (4)	$2.23	$2.67	$0.34	$0.72	$0.60
Business EPS (4)	$2.34	$2.54	$0.34	$0.72	$0.65
Return on Average Equity (“ROAE”) (5)	8.8%	11.0%	5.3%	11.2%	9.5%
Business ROAE (6)	9.2%	10.4%	5.3%	11.2%	10.4%
Return on Average Assets (“ROAA”)	1.16%	1.32%	0.73%	1.50%	1.17%
Business ROAA	1.22%	1.25%	0.73%	1.50%	1.27%
Net Interest Margin ("NIM") (7)	2.08%	1.84%	2.05%	2.13%	1.90%
Net Interest Spread ("NIS") (8)	1.84%	1.68%	1.79%	1.89%	1.72%
Efficiency Ratio (9)	27%	30%	28%	26%	30%
Business Efficiency Ratio (9)	26%	31%	28%	26%	29%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,444	$7,155	$6,444	$6,688	$7,155
Treasury Portfolio	$108	$250	$108	$145	$250
Total Assets	$7,181	$8,286	$7,181	$7,287	$8,286
Market capitalization	$1,153	$1,010	$1,153	$1,104	$1,010
Tier 1 Basel III Capital Ratio (10)	17.9%	16.1%	17.9%	15.9%	16.1%
Leverage (times) (11)	7.1	8.5	7.1	7.2	8.5
Liquid Assets / Total Assets (12)	14.0%	15.3%	14.0%	9.9%	15.3%
NPL to gross loan portfolio	1.09%	0.78%	1.09%	1.31%	0.78%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to Commercial Portfolio	1.73%	1.33%	1.73%	1.67%	1.33%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPL (times)	1.7	1.8	1.7	1.3	1.8

4Q16 and FY16 Highlights

Reported results:

•	Bladex’s FY16 Business Profit reached $91.5 million (-8% YoY), as the effects of a YoY increase in Net Interest Income and a YoY reduction in operating expenses were offset by provisions for expected credit losses (“ECL”) on certain exposures.
•	The Bank’s Profit for the year 2016 reached $87.0 million, or $2.23 EPS, compared to $104.0 million, or $2.67 EPS, in 2015, as a result of the discontinued non-core participation in the investment funds which were liquidated in April, 2016.
•	Bladex’s 4Q16 Profit totaled $13.3 million (-52% QoQ, -43% YoY), on $17.6 million in provisions recorded for ECL on loans, while Total Income and operating expenses remained relatively stable.
•	FY16 Net Interest Income (“NII”) amounted to $155.2 million (+7% YoY) on increased financial margins (NIM +24 bps YoY), mainly from growth in average lending rates (+53 bps YoY), which exceeded the impact of increased average rates on interest bearing liabilities (+31 bps YoY). 4Q16 NII & NIM reached $37.7 million (unchanged YoY, -5% QoQ) and 2.05% (+15 bps YoY, -8 bps QoQ), respectively, mainly driven by lower average portfolio balances and increased origination in shorter tenor trade exposures, respectively.
•	FY16 and 4Q16 Fees and Other Income totaled $16.5 million (-26% YoY), and $4.8 million (+32% QoQ, -38% YoY), respectively, mainly driven by YoY lower business activity in letters of credit, with improvement in 4Q16. Commissions from the syndications business were slightly lower YoY, with a greater number of completed transactions despite lower activity in the relevant Latin American debt capital markets.

Key performance metrics:

•	Overall Return on Average Equity (“ROAE”) reached 8.8% in 2016 vs. 11.0% in 2015, on largely stable total income and higher provisions for ECL and adverse non-core results, with the exclusion of non-core effects resulting in a more resilient Business ROAE performance of 9.2% in 2016 (-1.2 pts. YoY).
•	The FY16 Efficiency Ratio improved to 27% (-3 pts. YoY), as operating expenses decreased 12% while total income decreased 3%. The 4Q16 Efficiency Ratio stood at 28%.
•	The Tier 1 Basel III Capital Ratio strengthened to 17.9% at Y/E16, compared to 15.9% a quarter ago, and 16.1% a year ago, on increased capitalization and reduced risk-weighted assets reflecting lower portfolio balances.

Commercial Portfolio & Quality:

•	2016 average and EoP Commercial Portfolio balances reached $6.8 billion (-5% YoY), and $6.4 billion (-4% QoQ, -10% YoY), respectively, as the result of the Bank’s efforts to reduce certain country, industry and client risk concentrations, and continuing its focus on expanding its short-term trade finance book with more favorable risk-adjusted returns.
•	Non-performing loan (“NPL”) exposures amounted to $65.4 million, or 1.09% of gross loan portfolio at Y/E16, compared to $83.8 million, or 1.31%, a quarter ago, and $52.3 million, or 0.78%, at Y/E15. The coverage ratio of the total allowance for ECL to total Commercial Portfolio ending balances stood at 1.73% (+6 bps QoQ, +40 bps YoY), representing an amount equivalent to 1.7 times the NPL balances at Y/E16.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 4Q16 and FY16 results: “2016 turned out to be a year of unexpected events impacting both the global economy in general and the Latin-American Region in particular. Our expectations of diverging growth paths in the Region certainly materialized with continued recessions in Brazil, Argentina and Ecuador limiting growth in South America, while growth north of the Panama Canal remained generally positive, albeit more subdued compared to prior years. Adding to these external factors, internally we continued to work towards greater diversification and lower concentration risk in our portfolio, given increased credit risk in the Region, by reducing exposures in countries like Brazil due to the prolonged recession, and sectors like upstream Oil & Gas to multi-year lows, while focusing on expanding our client base. On the back of profitability and risk/return analyses, we continued on our traditional short term trade finance, reinforcing Bladex´s core competencies.

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All these external and internal factors translated to a more diversified book of business, but led to portfolio growth below our expectations. Nevertheless, we did manage to achieve levels we had not been able to attain in previous economic down-cycles of this magnitude, i.e.: earnings capacity and financial strength allowed us to be very selective with new business origination, leading to mitigated impact on both portfolio balances and profitability. Net revenues rose YoY despite lower average portfolio balances as the result of very focused asset & liability management aimed at on the liability side managing efficiently interest rate gap and increasing deposits, and on the asset side increasing spreads even as the overall tenor structure of the lending book moved towards the short end. Our syndication and loan structuring franchise continued to strengthen in a generally dismal year for debt capital markets in the Region. Expenses, excluding variable compensation, continued their sequential decline, reflecting continued efforts to improve and streamline internal processes, all the while investing in technology to enable further efficiencies down the road. Liquidity and Capitalization levels strengthened as well, as did the tenor structure and stability of our funding, with ever more diversified sources of funds.

One area where we have encountered more than expected headwinds, was the non-performing loan portfolio. Historically, and given the short-term, trade focused nature of our business, the Bank has not had significant, nor persistent levels of exposures in this category. In line with that track record, the number of problem exposures that we had identified early on over the 2015/2016 economic downturn in the Region continues to stay relatively confined to specific countries, industries and clients. However, the level of complexity of the required restructuring efforts, and the resulting deterioration of these exposures in terms of time to resolution, along with the associated loss expectations were indeed greater than expected, leading to reserve strengthening, and consequently, provision impact in the P&L. The Bank is aggressively managing each of these exposures with the appropriate urgency and diligence in order to achieve the best possible outcome. To this effect, the core responsibility to effectively manage credit risk is shared across the Bank by way of performance based goals and objectives, and is directly reflected in the way our variable performance based compensation framework works.

We enter 2017 cautiously optimistic and will continue to build on our fundamental strengths to achieve higher levels of profitability and performance. On the external front the Latin America Region is poised to improve its economic conditions with positive growth prospects across the different countries, but we remain alert for the different challenges arising from a potentially more protectionist environment in the developed world from the BREXIT in Europe and the new government in the United States. On the internal front we are confident that we are equipped to post continued solid results given the resilience of our business model which has been proven under different stress scenarios. We continue with a positive view towards portfolio growth in 2017, aiming to reverse a trend of declining balances over the last couple of years. Our target is to achieve portfolio growth of around 10% for the year, which should enable the Bank to deliver good results to our shareholders and investors, while developing an ever more relevant and solutions oriented business proposition for our clients.” Mr. Amaral concluded.

RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held January 17, 2017, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the fourth quarter 2016. The dividend was paid on February 16, 2017, to stockholders registered as of February 1, 2017.
▪	Ratings released: In its semi-annual update published on January 16, 2017, Moody’s Investors Service affirmed its credit opinion of ‘Baa2/P-2’ with a “Stable” Outlook. On October 28, 2016, Standard & Poor’s revised Panama’s Banking Industry Risk Assessment (“BICRA”) outlook to negative from stable, citing vulnerabilities in the country’s regulatory framework, and prompting a methodology-driven change in the Bank´s outlook to negative from stable.

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Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Business Profit refers to Profit for the period, deducting non-core items.

(2)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

(3)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at FVTPL – investment funds” line item, other income and other expenses related to investment funds.

(4)	Earnings per Share (“EPS”) and Business EPS calculations are based on the average number of shares outstanding during each period.

(5)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(6)	Business ROAE refers to annualized Business Profit divided by average stockholders’ equity.

(7)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(8)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(9)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income. Business Efficiency Ratio refers to business operating expenses as a percentage of total income excluding non-core items.

(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

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ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2016, Bladex had disbursed accumulated credits of approximately $243 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s full-year and quarterly results on Friday, February 17, 2017 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 50611476.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

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